

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2017

Elizabeth N. Cohernour
Chief Operating Officer
Wintergreen Advisers, LLC
333 Route 46 West, Suite 204
Mountain Lakes, New Jersey 07046

Re: Consolidated-Tomoka Land Co.
Definitive Additional Material filed under cover of Schedule 14A
Filing made on April 12, 2017 by Wintergreen Advisers, LLC et al.
File Number: 001-11350

Dear Ms. Cohernour,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by filing corrective disclosure or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

DFAN14A filing made on April 12, 2017

1. Wintergreen Advisers states that "[i]n phone conversations Wintergreen had with Deutsche Bank after the strategic review, [it] learned that Deutsche Bank described the process as merely an accommodation to a client with whom they had an existing relationship. This was not the strategic review envisioned by our shareholder proposal." The participants further described the strategic review as an "unmitigated disaster." These assertions are tantamount to charges of corporate waste, and imply that the review of strategic alternatives undertaken by Deutsche Bank on behalf of a special committee of the Board during 2016 was not conducted appropriately by the Board and Deutsche Bank. Please provide us with the factual foundation for the quoted statements. Refer to Note b. of Rule 14a-9.

2. Advise us, with a view toward revised disclosure, of the factual basis upon which the participants relied to assert in the title of the communication filed that a "[l]ack of [s]upervision" exists at the registrant. As a factual matter, the issuer does have in place executive management and a board of directors, and no breach of fiduciary duty legal action appears to be pending.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions